Exhibit 99.1

Jaguar Mining intercepts 23.71 grams per tonne Au over 14 meters at the Turmalina Mine

TSX-V: JAG

TORONTO, April 8, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced multiple high-grade drill intercepts generated from definition drilling within the current indicated resource envelope at the Turmalina Mine.

Drill hole FTS1125 intercepted 23.71 grams per tonne Au ("g/t Gold") over 14 meters, including 41.27 grams per tonne Au over 7.6 meters, while drill hole FTS1130 intercepted 23.62 grams per tonne Au over 8.8 meters and drill hole FTS1145 intercepted 20.15 grams per tonne Au over 8.7 meters.

George Bee, Chief Executive Officer of Jaguar, stated, "These results reinforce our current Mineral Reserve and Resource estimation (see news release dated March 25, 2015) and the continuity of higher grades over significant thicknesses at Turmalina Orebody A."

All drilling intercepts highlighted are down plunge of current underground workings at Turmalina Ore Body A.

Table 1 below contains intersections drilled between September 2014 and January 2015, and are contained within the current indicated resource envelope.  With these results, the Company has greater geologic confidence as drill density has been increased, thereby providing the opportunity to upgrade current resources to a higher category while the grades reported reinforce the trend of increasing ounces per vertical meter as depth increases.

The impact of the intercepts was not incorporated into the reserve/resource model update that was disclosed on March 25, 2015.

Hole ID	Date	From (m)	To (m)	Length (m)	Au Grade (g/t)
FTS1084	09-2014	95.8	101.5	5.8	12.38
FTS1117	09-2014	116.5	127.1	10.7	7.86
FTS1118	09-2014	101.4	107.1	5.7	11.66
including	09-2014	102.3	105.2	2.9	19.40
FTS1119	10-2014	112.8	118.4	5.6	10.22
FTS1121	10-2014	119.2	124.8	5.6	10.17
FTS1123	09-2014	132.9	135.7	2.8	9.05
FTS1124	01-2015	168.6	170.6	2.0	8.09
FTS1125	01-2015	136.2	150.2	14.0	23.71
including	01-2015	142.6	150.2	7.6	41.27
FTS1126	01-2015	125.6	130.5	4.8	6.15
FTS1130	01-2015	139.4	148.1	8.8	23.62
FTS1145	03-2015	140.7	149.4	8.7	20.15

The effect of incorporating the new drill date into the reserve/resource model will only be ascertained and quantifiable once a reserve and resource model update is conducted, later in the year, once additional data is gathered.

Quality Control
Jaguar Mining has implemented a quality-control program that includes insertion of blanks, commercial standards and duplicate core samples in order to ensure best practice in sampling and analysis. NQ and BQ size drill core is saw cut and half the drill core is sampled in standard intervals according to geological characteristics such as lithology and hydrothermal alteration contents. The remaining half of the core is stored in a secure location. Rock channel sampling of the underground development follows the same standard intervals of the drill core. The drill core samples are transported in security sealed bags to the in-house Roça Grande Mine Laboratory, Caeté, Minas Gerais and occasionally to the independent SGS Geosol laboratory in Vespasiano, Minas Gerais. The rock chip samples are transported in security sealed bags to the Roça Grande Mine Laboratory, Caeté, Minas Gerais. The preparation and analysis are all conducted at the respective facilities, either at the Roça Grande Mine Laboratory in Caeté, MG or at the SGS Geosol Laboratory in Vespasiano, MG. The Roça Grande Mine Laboratory does not carry an ISO certification. The SGS Geosol Laboratory is ISO 9001 accredited. As part of in-house QA/QC the Roça Grande Mine Laboratory inserts certified gold standards, blanks and pulp duplicate samples.

Qualified Person
Scientific and technical information contained in this press release has been reviewed and approved by Marcos Dias Alvim, BSc Geo., MAusIMM (CP), Project Development Manager, who is an employee of Jaguar Mining Inc., and is a 'qualified person' as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI43-101").

About Jaguar Mining
Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements
Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the uncertainties associated with the exploration and development of mineral properties, in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among risks associated with exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:30e 08-APR-15